MAG Silver Corp.

October 4, 2007

For Immediate Release

N/R #07-28

MAG SILVER TO LIST ON THE TORONTO STOCK EXCHANGE

 UNDER THE SYMBOL “MAG”

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) announced today that effective October 5, 2007 the Company’s shares will begin trading on the Toronto Stock Exchange (“TSX”) under the symbol “MAG”.  The Toronto Stock Exchange is a world-leading platform for liquidity and access to capital for mining projects, ranking number one in mining financings worth approximately C$7.7 billion in 2006.

President Dan MacInnis stated, “We are pleased to take this next important step in the Company’s development.  The Company expects to increase its profile by way of this new listing and will continue to focus its efforts and resources on the exploration and development of our core assets located in the heart of Mexico’s prolific Fresnillo Silver Trend.  Our Juanicipio Project in joint venture with Industrias Peñoles continues to be our leading asset and definition drilling continues to advance this project.”

The Company’s shares will be delisted from the TSX Venture Exchange coincident with the listing of the Company’s shares on the TSX on October 5, 2007.  The Company’s shares will continue to trade on the American Stock Exchange under the symbol “MVG”.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner, Industrias Peñoles, are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada.

On behalf of the Board of

On behalf of the Board of

MAG SILVER CORP.

MAG SILVER CORP.

"Dan MacInnis"

"Frank Hallam"

President and CEO

Chief Financial Officer

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website:	www.magsilver.com		Email:	info@magsilver.com
Phone:	(604) 630-1399	Fax:	(604) 484-4710	Toll Free:	(866) 630-1399

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet on SEDAR at www.sedar.com and on EDGAR at http://tinyurl.com/4px4l.